Exhibit 6.9

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (the “Agreement”) is made and entered into the day of date, January 15, 2025 by and between HealthLynked Corp (the “Company”) and Jeremy D. Daniel (the “Consultant”).

1.	Engagement. The Company hereby engages the Consultant to provide, and the Consultant hereby agrees to provide the consulting services with respect to key business initiatives listed in Exhibit A. Specific areas of focus are subject to change based on the direction of the Company insomuch that the execution, delivery, and performance by Consultant will not conflict with, breach, cause a default under, or result in the termination of any contract, employment relationship, agreement, or understanding, oral or written between Consultant and any third party, including without limitation any non-competition covenant to which Consultant is a party or by which Consultant is bound.

2.	Status Of Parties. The Parties intend to act and perform as independent consultants and the provisions hereof are not intended to create any partnership, joint venture, agency or employment relationship between the Parties or between a Party and the employees, agents or independent consultants of the other Party.

3.	Responsibilities Of The Consultant. The Consultant shall use their best efforts in providing the Services to the Company, pursuant to the terms and conditions of this Agreement. Consultant shall provide all Services to the Company in a professional and ethical manner consistent with the standards of practice existing within the community; the standards, rules and regulations of accreditation organizations; and, all applicable federal, state and local laws and regulations. The Consultant shall regularly and upon request, advise the Company of the progress of their provision of the Services, and maintain records of reasonable out-of-pocket expenses incurred in providing the Services pursuant to this Agreement.

4.	Compensation For Services. During the Term of this Agreement, the Company shall pay Consultant a monthly retainer of $5,500 per month with additional payments to be negotiated at a later date based upon capital contributions received by the Company. Consultant will assist in the development and execution of key initiatives contained in Exhibit A. The Company shall pay the Consultant on the 15th day of each month of the engagement.

5.	Reimbursable Expenses. The Company shall reimburse Consultant for any reasonable documented out-of-pocket expenses that are reflected on the report and has been approved by Company; provided, however, that such out-of-pocket expenses are consistent with the Company’s expense reimbursement policy.

6.	Other Potential Compensation. The parties may from time to time mutually agree upon various compensation structures for performance of pre-agreed upon work efforts on a case-by-case basis. Based upon the scope of work requirement, the required level of expertise, and nature of a particular effort. Company will discuss various alternative forms of potential compensation such as finder fees, or equity interest, or percentage of potential revenue for a limited number of years as alternative methods of compensation. Should the parties so agree, Company will prepare an addendum to this Agreement governing any such activities and forms of payment.

7.	Term. This Agreement shall commence on date January 15, 2025 (the “Effective Date”), and unless sooner terminated as provided in this Section 8 or elsewhere in this Agreement, will automatically renew for 1 year terms.

8.	Termination. This Agreement may be terminated at any time during the Term or any Renewal Term by either party following 30 days written notice to the other.

9.	Confidential Information. Consultant agrees that he/she will keep confidential and not disclose to any person, all information which is not in the public domain concerning the Company, including, without limitation, information regarding existing or contemplated Company services, products, processes, techniques, or know-how, or any information or data developed pursuant to the performance of the Services.

10.	Indemnification. Each Party shall and hereby does indemnify, defend and hold harmless the other, and their respective shareholders, directors, officers, agents, independent consultants and employees, from and against all claims, demands, liabilities, losses, damages, costs and expenses, including, without limitation, reasonable attorneys’ fees, resulting in any manner, directly or indirectly, from the nonperformance of its obligations under this Agreement or any other negligent or willful misconduct in connection with the performance of any duty or obligation required to be performed under this Agreement.

11.	Force Majeure. If either Party is delayed or prevented from fulfilling its respective obligations under this Agreement by any cause beyond its reasonable control, then that Party will not be liable under this Agreement for that delay or failure.

12.	Waiver. No term or provision hereof shall be deemed waived and no breach excused unless such waiver or consent shall be in writing and signed by the party claimed to have waived or consented.

13.	Assignment. Neither party shall assign, subcontract, transfer or otherwise dispose of this Agreement, or any interest therein, or the whole or any part of this Contract, without the other party’s prior written consent.

14.	Amendment. No amendment, change or modification of any of the terms, provisions or conditions of this Agreement shall be effective unless made in writing and signed on behalf of the parties hereto by their duly authorized agents.

15.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and in making proof hereof, it shall not be necessary to produce or account for more than one such counterpart.

16.	Attorneys’ Fees. In the event of any litigation arising out of the enforcement or interpretation of this Agreement, the prevailing party in such litigation shall be paid by the losing party all its expenses, including reasonable attorney’s fees and all costs of litigation incurred by it.

17.	Governing Law. This Agreement shall be construed and interpreted in accordance with the laws of the state of Florida. Each party submits to the sole and exclusive jurisdiction and venue of the courts situated in Tampa, Florida.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first written above.

CONSULTANT:	COMPANY:

/s/ Jeremy D Daniel	/s/ Michael Dent
Jeremy D Daniel	Michael Dent, CEO

EXHIBIT A
STATEMENT OF WORK

This Statement of Work agreement is intended to be a guideline for work product. The scope of work is not intended to be limited to the definitions below nor intended to be collectively exhaustive.

Acting Chief Financial Officer

o	Capital Acquisition
o	Strategic Financial Planning and Review
o	Inherit Current CFO Duties